Exhibit   4.10

                         AMENDMENT TO FORD MOTOR COMPANY
                           DEFERRED COMPENSATION PLAN
                       (Effective as of October 29, 1999)



Paragraph (f) of Section 4 is amended to read as follows:
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     "(f) Deferrals of Awards Under AIC Plan and Other Similar Plans.
     Notwithstanding anything contained in the Plan to the contrary, subject to any limitations determined under paragraph (a) or paragraph (e) of this
     Section 4, U.S. employees who receive an award payable only in cash under the AIC Plan, the RPM Plan, the ARC Plan, the PRIMUS Management Incentive Plan, the Fairlane Credit Management Incentive Plan, the National Recovery Center Management Incentive Plan, the AMI Leasing, Inc. Executive Incentive Plan or the AMI Leasing, Inc. Management Incentive Plan are eligible to defer payment under the Plan from 1% to 100%, in 1% increments, of such amount net of applicable taxes, but not less than $1,000, provided that such employees are actively employed by the Company in salary grade 11 or above or the equivalent at the time of the election to defer. Unless otherwise determined by the Compensation and Option Committee, deferrals of cash awards under the AIC Plan, the RPM Plan, the ARC Plan, the PRIMUS Management Incentive Plan, the Fairlane Credit Management Incentive Plan, the National Recovery Center Management Incentive Plan, the AMI Leasing, Inc. Executive Incentive Plan or the AMI Leasing, Inc. Management Incentive Plan shall be subject to the same terms and conditions of the Plan that apply to deferrals of awards of supplemental compensation under the SC Plan. For purposes of the Plan, any references to awards or payments of supplemental compensation shall be deemed to cover cash awards or cash payments under the AIC Plan, the RPM Plan, the ARC Plan, the PRIMUS Management Incentive Plan, the Fairlane Credit Management Incentive Plan, the National Recovery Center Management Incentive Plan, the AMI Leasing, Inc. Executive Incentive Plan and the AMI Leasing, Inc. Management Incentive Plan."